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                              June 11, 2020

       John Temperato
       Chief Executive Officer
       9 METERS BIOPHARMA, INC.
       8480 Honeycutt Road, Suite 120
       Raleigh, NC 27615

                                                        Re: 9 METERS BIOPHARMA,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed June 1, 2020
                                                            File No. 333-238850

       Dear Mr. Temperato:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed June 1, 2020

       General

   1. We note you have not provided financial statements in connection with your acquisition of
                                                        Naia Rare Diseases,
Inc. in this registration statement. Provide us with your analysis as to why these financial
statements are not required, including the tests of significance for the acquisition. Please see
Item 11(b)(i) of Form S-3 and Rule 8-04 of Regulation S-X.
   2. Please file the financial statements referenced in your Form 8-K filed on May 4, 2020.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Temperato
9 METERS BIOPHARMA, INC.
June 11, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257
with any questions.



                                                           Sincerely,
FirstName LastNameJohn Temperato
                                                           Division of
Corporation Finance
Comapany Name9 METERS BIOPHARMA, INC.
                                                           Office of Life
Sciences
June 11, 2020 Page 2
cc:       Alexander M. Donaldson, Esq.
FirstName LastName